FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 18, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

     NEWS FOR RELEASE:  October 17, 2006

NEWS RELEASE 06-25

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER EXPANDS BAHUERACHI DEPOSIT WITH 59.15 METERS GRADING 0.59% COPPER, 9.2 G/T SILVER AND 0.87% ZINC, INCLUDING 16.8 METERS GRADING 1.0 % COPPER, 15.4 G/T SILVER AND 2.37% ZINC AT BAHUERACHI.

Tyler Resources Inc. is pleased to announce the continued expansion of the Bahuerachi Deposit to the north with drill results from its ongoing drill program in Mexico.

Data from 1 additional drill hole north of the Main Zone expanding the main Bahuerachi Deposit has been received (BAH-96), as well as results from widely spaced scout RC drilling in the North Porphyry Lobe and first pass core drilling at Colome.

The exploration program is ongoing with 3 drill rigs, currently focusing on expanding the Bahuerachi Deposit, Mexico’s 4th largest mineralized porphyry system as defined by Tyler’s recently released independent resource estimate.  Current expansion plans includes continued drilling to the north in areas of new high grade mineralization as outlined in drill hole #96, as well as infill drilling of mineralized sediments which have not to date been included in the resource estimate calculations.

Results for drill hole BAH-96 are presented in the following table and discussed below.  A geological cross section for the drill hole reported is posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Significant intervals for drill hole BAH-96

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
BAH-96	183.5	214	30.5	0.20	0.02	3.26	trace	0.009	Sediments
and	258	329	59.15*	0.59	0.05	9.18	0.87	0.005	Skarn/sediments
including	283	299.8	16.8	1.00	0.11	15.41	2.37	Trace	Skarn
and	393.4	410	16.6	0.81	0.1	8.23	0.21	0.003	Skarn

* Excludes 11.85 meters of unmineralized dykes

All holes are interpreted to be testing true widths of mineralization.

Of particular note in drill hole BAH-96 are the increased thicknesses of skarn with polymetallic mineralization compared to sections to the south, the significant increase in the presence of zinc mineralization, and the consistent increase of grades with depth along this section.  The Company is pleased by the presence of previously unrecognized high grade mineralization going north, and the potential it represents to increase the main Bahuerachi Deposit.

North Porphyry Lobe RC Drilling and Colome Drilling

Results for RC drill holes 49, 50, 51 and 52 have been received.  These holes are part of a wide spaced scout drilling fence across the center portion of the North Porphyry Lobe.  Geometry of the mineralized units as revealed by core drilling in drill holes BAH-96 and BAH-101 (see drill section) have now revealed that these drill holes did not reach a depth sufficient to test the expansion of the Main Zone to the North.  Two of the holes did identify near-surface zones of anomalous gold–silver and zinc mineralization respectively (RC-50, 18.24 to 22.8 meters, 0.18 g/t gold and 13.6 g/t silver over 4.56 meters and RC-51, 98.8 to 132.24 meters, 0.16% zinc and 2.39 g/t silver over 33.44 meters).  RC-49 and RC-52 did not intersect significant composite intervals of mineralization.

News Release – October 17, 2006

Six short core holes (Bah-95, 97, 98,99, 100 and 102) were drilled as a first pass testing of the Colome Skarn system where previous surface mapping and sampling had outlined various mineralized skarn occurrences.  All of the holes intersected various skarn units and sulphide bearing bleached marble.  Assay results indicates the presence of widespread low-grade near surface polymetalllic mineralization.  Of note are BAH-95: 9.17 to 22 meters, 0.15% zinc and 1.87 g/t silver over 12.83 meters, BAH-97: 14 to 16 meters, 2.68% zinc and 3.5 g/t silver over 2 meters, BAH-98: 20.9 to 25.5 meters, 0.5% zinc and 4.5 g/t silver over 4.60 meters, BAH-100: 57 to 59 meters, 1.24% zinc, 4.7 g/t silver, 0.31% lead and 0.14% copper over 2 meters and BAH-102:17.8 to 22.0 meters, 0.65 g/t gold over 4.2 meters.  High grade ore shoots, which were the subject of historical underground mining in this area, were not intersected either due to a different geometry than targeted, or due to a potentially discontinuous nature of the ore shoots.  Further surface work will be conducted as time allows to ascertain whether the target should be reassessed with different drilling orientations in a later follow up campaign.

Field Update

Drilling is ongoing with 3 rigs operating in the Main Zone, targeting additional tonnage accretive to the initial resource estimate (BAH-105, RC-63) as well as aiming to upgrade certain areas in terms of resource classification from the inferred to indicated category (BAH-103).

Results currently outstanding include drill holes RC-53, 54, 55, 56, 57, 58, 59, 60, 61, 62 and core holes 101 and 104 (see attached location map).

Results are currently being compiled from surface work and surface sampling at numerous known and newly discovered mineralized systems peripheral to the Main Zone Porphyry, and will be released once the compilation work is complete.

A new Corporate Presentation with updated material from the resource estimate 3D model and block model is currently being finalized and is expected to be posted on the Company’s website by Wednesday, October 18th.

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property, which hosts Mexico’s fourth largest mineralized porphyry system. The Company is now in the advanced stage of a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, M.Sc Geology, Paul Turnbull, B.Sc, P.Geol and Cornell McDowell, B.Sc Geology, consultants to the Company.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Cautionary language:  This news release uses the terms “inferred resources” and “indicated resources”. The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the US Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of the mineral resources in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a "preliminary assessment" as defined under National Instrument 43-101. Under US rules, Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.
BAHUERACHI PROJECT, MEXICO
Sketch Geology, Sections and Drill Hole Locations NR # 06-25

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
NORTH
Colome Skarn Trend
North Porphyry
DDH-BAH 102
BAH 100
BAH 98/99
BAH 95/97
RC 55/56
RC 54
RC 53
RC 57
RC 58
RC 52
RC 51
RC 50
RC 49
DDH-BAH 96
DDH 105
DDH-BAH 101
DDH-BAH 104
DDH-BAH 103
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
RC 63
RC 62
RC 61
RC 59/60
South/Goat Porphyry
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas

TYLER RESOURCES INC.
BAHUERACHI PROJECT
SIMPLIFIED INTERPRETED GEOLOGICAL DRILL SECTION 10.5 NE
DRILL HOLES 06BAH-96, 06BAH-101, and 06BAH-104 Looking North East
Refer to geological compilation sketch map and drill hole location Plan for section location, NR 06-25
1100 m elev
1000 m elev
900 m elev
800 m elev
700 m elev
600 m elev
06BAH-96
06BAH-101
06BAH-104
30.5 meters @
0.20% Cu
0.02 g/t Au
3.26 g/t Ag
0.009% Mo
16.8 meters @
1.0% Cu
0.11 g/t Au
15.41 g/t Ag
2.37% Zn
59.15 meters @
0.59% Cu
0.05 g/t Au
9.18 g/t Ag
0.87% Zn
0.005% Mo
Excluding 11.85 meters
unmineralized dykes
16.6 meters @
0.81% Cu
0.1 g/t Au
8.23 g/t Ag
0.21% Zn
0.003% Mo
LEGEND
(Section looking north east)
Drill hole collar location, number and projected trace.
Geology
(simplified)
Post mineral dykes (R=rhyolite, A=andesite)
QFP - quartz feldspar biotite porphyry. Moderate to strong quartz, pyrite-chalcopyrite +/- bornite +/- Mo stockworks.
Garnet dominated skarn
Fine to medium grained sedimentary rocks with variable calc-silicates, quartz, feldspar, anhydrite, epidote, and pyrite alteration
Fine to medium grained sedimentary rocks with strong calc-silicate alteration
Marble with local fracture controlled sulfide veins and pods of skarn
Fine grained clastic sedimentary rocks plus sheeted quartz veinlets, epidote-pyrite
0
Scale
100 m